

05038546

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 51822

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PCS Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1134 38th Avenue, Suite 250
(No. and Street)

Seattle, (City) Washington (State) 98122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susanne S. Pruitt (206) 224-9848
(Area Code — Telephone No.)



SEC MAIL RECEIVED
MAR 0 1 2005
WASH. D.C.
185
SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Watson & Associates, P.S.
(Name — *if individual, state last, first, middle name*)

600 University St., Suite 2828 Seattle, WA 98101
(Address) (City) (State) Zip Code)



PROCESSED
MAR 1 8 2005
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Susanne S. Pruitt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PCS Securities, Inc., as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Nancy B. Oldenkamp

Notary Public

Nancy B. Oldenkamp



NANCY B. OLDENKAMP
COMMISSION EXPIRES
NOTARY
PUBLIC
11-23-05
STATE OF WASH

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PCS SECURITIES, INC.

Table of Contents

WATSON & ASSOCIATES, P.S.
CERTIFIED PUBLIC ACCOUNTANTS
600 UNIVERSITY STREET, SUITE 2828
SEATTLE, WA 98101-3301

Independent Auditors' Report

The Board of Directors
PCS Securities, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of PCS Securities, Inc. as of December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PCS Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Watson & Associates, P.S.

February 27, 2005

TELEPHONE: (206) 624-2380 FACSIMILE: (206) 382-3558
MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

PCS SECURITIES, INC.
Statement of Financial Condition
December 31, 2004

ASSETS

Cash and cash equivalents	$ 1,658,446
Commissions receivable	268,794
Other receivables	71,450
Prepaid research costs	1,871,593
Prepaid expenses	606,499
Deposits with other broker/dealers	172,757
	$ 4,649,539

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accrued research costs	$ 842,942
Accrued commissions payable	172,757
Accounts payable	119,471
	1,135,170
Stockholder's equity:	
Common stock, no par value, 100 shares authorized and outstanding	1,000
Additional paid-in capital	3,602,724
Retained earnings (deficit)	(89,355)
	3,514,369
	$ 4,649,539

The accompanying notes should be read with these financial statements.

PCS SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2004

Revenues:	
Commissions and research services	$ 21,554,571
Interest and dividends	13,723
	21,568,294
Expenses:	
Research costs	14,379,060
Clearing costs	1,826,269
Broker commissions	3,522,621
Employee compensation and benefits	2,166,770
Professional fees and contract services	169,550
Automobile, travel and entertainment	196,973
Occupancy and office expenses	101,589
Other expenses	45,512
	22,408,344
Net income (loss)	$ (840,050)

The accompanying notes should be read with these financial statements.

PCS SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at January 1, 2004	$ 1,000	$ 1,327,724	$ 750,695	$ 2,079,419
Contributions		3,000,000		3,000,000
Distributions		(725,000)		(725,000)
Net income (loss)			(840,050)	(840,050)
Balances at December 31, 2004	$ 1,000	$ 3,602,724	$ (89,355)	$ 3,514,369

The accompanying notes should be read with these financial statements.

PCS SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities:	
Net income (loss)	$ (840,050)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
(Increase) decrease in operating assets:	
Commissions receivable	269,045
Other receivables	(71,450)
Prepaid research costs	(514,379)
Prepaid expenses	(606,499)
Deposits	(72,757)
Increase (decrease) in operating liabilities:	
Accrued research costs	(23,913)
Accrued commissions payble	122,757
Accounts payable	(556,136)
Net cash provided (used) by operating activities	(2,293,382)
Cash flows from financing activities:	
Proceeds from capital contributions	3,000,000
Distributions to shareholders	(725,000)
Net cash provided (used) by financing activities	2,275,000
Net increase (decrease) in cash	(18,382)
Cash equivalents, beginning of year	1,676,828
Cash equivalents, end of year	$ 1,658,446

The accompanying notes should be read with these financial statements.

PCS SECURITIES, INC.
Notes to Financial Statements
For the Year Ended December 31, 2004

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business
PCS Securities, Inc. (the Company) is a Washington corporation that is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934. The Company is engaged in a single line of business primarily providing independent research products to institutional investors under soft dollar arrangements in which a broker-dealer provides research to a customer in return for a certain volume of commission revenue from that customer. The Company is registered as a broker dealer in 17 states and has one office located in Seattle, Washington.

The Company does not receive or hold funds of subscribers or securities of issuers, and does not hold customer funds or securities.

Method of accounting and revenue recognition
Assets, liabilities, revenues, and expenses are recognized on the accrual method of accounting.

The Company conducts a portion of its business within the safe harbor of Section 28(e) of the Securities Exchange Ace of 1934, as amended. In that regard, the Company executes brokerage transactions for investment advisors, money managers and plan sponsors (the Money Managers) at a negotiated commission rate. As an incentive to use the Company's services for the execution of such brokerage transactions, the Company has developed a system to provide third-party research services to Money Managers based upon the frequency of use of its services.

The amount of third-party research services that the Company will furnish to the Money Managers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions and is measured by the Company in terms of commission total balance, commissions paid less research provided. It is understood by the Money Managers and the Company that the commission total balance is not redeemable in cash and, when redeemed, may only be used to obtain third-party research services through the Company. The accumulated commission total balance of Money Managers is reduced when such Money Managers request the Company to provide third-party research services.

Amounts relating to Money Managers with a positive commission total balance are reflected in the accompanying balance sheet as accrued research costs. Such amounts represent the estimated third-party research services to be provided to Money Managers from whom the Company has earned commissions for execution of brokerage transactions. Amounts relating to Money Managers with a negative commission total balance are reflected in the accompanying balance sheet as prepaid research costs. Such amounts represent the amount of research services paid on behalf of Money Managers for which future commissions are expected to be received. The provision for uncollectible negative commission total balance is determined under the direct write-off method, which is not materially different from the allowance method.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Federal income taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Cash equivalents

The Company considers money market mutual funds and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Commissions receivable

Commissions receivable are reported at the amount management expects to collect on balances outstanding at year-end. The Company considers all commissions receivable to be fully collectible. Accordingly, no reserve for doubtful accounts is required.

Fair value of financial instruments

The carrying values of cash and cash equivalents, receivables, and accrued expenses are reasonable estimates of their fair values because of the short maturity of these financial instruments.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2004, the Company had net capital of $900,404, which was $824,726 in excess of its required net capital of $5,000, and had an aggregate indebtedness to net capital ratio of 1.26 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company paid marketing and research fees of $3,111,037 to a corporation owned by one of the Company's shareholders. Prepaid expenses at December 31, 2004, included $600,000 paid to this shareholder for services to be provided over the next three years.

The shareholders were the Company's only employees during 2004. All employee compensation and benefits were paid to or on behalf of the shareholders.

The Company leases its operating facilities and vehicles on a month-month basis from its shareholders. Rent expense paid to its shareholders in 2004 was $105,902.

NOTE 4 – OPERATING LEASE COMMITMENT

The Company leases a copier under a noncancelable operating lease which expires in 2006. Copier lease payments for 2004 were $4,446. Future minimum lease payments are:

2005	$ 3,773
2006	3,459
Total	$ 7,232

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

At December 31, 2004, substantially all cash and cash equivalents were held in one brokerage firm. Holdings in these accounts, though covered by Securities Investor Protection Corporation, are not insured by the Federal Deposit Insurance Corporation. At December 31, 2004, such balances total $2,141,527.

The Company's customers are concentrated in the financial services industry and include investment banks, institutional investors and private equity funds. The Company derives most of its revenue from customers located within the United States of America. No one customer accounts for more than nine percent of revenue. The Company generally does not require collateral, and evaluates credit worthiness on a customer-by-customer basis based on reputation of customer within the industry, historical trends and other information. To date, losses related to bad debts have been within management's expectations.

NOTE 6 – CONTINGENCIES

The Company is an introducing broker and, therefore, clears all transactions on a fully disclosed basis with clearing brokers. The clearing and depository operations for these transactions are performed by these brokers under clearance agreements. The Company has agreed to indemnify these brokers for losses the clearing brokers may sustain from customer accounts introduced by the Company. It is not practicable to estimate the fair value of the indemnity clause; however, the Company does not anticipate that it will incur any losses as a result of the indemnification.

NOTE 6 – SUBSEQUENT EVENT

A registered representative who generated approximately ten percent of the gross commissions of the Company by directing trades to the Company through one of its clearing broker/dealers ended his relationship with the PCS Securities, Inc. on December 31, 2004. At that point, $71,450 was due from this representative for clearing costs paid on his behalf, and accrued commissions payable of $172,757 were due to him. These amounts were settled during January 2005.

PCE SECURITIES, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2004

COMPUTATION OF NET CAPITAL	
Total stockholder's equity	$ 3,514,369
Non-allowable assets:	
Other receivable	(71,450)
Prepaid research costs	(1,871,593)
Prepaid expenses	(606,499)
Net capital before haircuts on securities positions	964,827
Haircuts on securities:	
Money market accounts	34,616
Undue concentrations	29,807
	64,423
Net Capital	$ 900,404
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	$ 1,135,170
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 75,678
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 75,678
Net capital in excess or required minimum	$ 824,726
Excess net capital at 1000%	$ 786,887
Ratio: Aggregate indebtedness to net capital	1.26 to 1

Net capital as calculated above is not materially different from the amount reported in the Company's Part II FOCUS report.

PCS SECURITIES, INC.
Schedule II
Computation for Determination of Reserve
Requirements under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2004

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker on a fully disclosed basis.

Company's clearing firms:

Goldman Sachs Execution & Clearing, LP
Pershing LLC
UBS Warburg
Bear, Stearns & Co. Inc.

WATSON & ASSOCIATES, P.S.
CERTIFIED PUBLIC ACCOUNTANTS
600 UNIVERSITY STREET, SUITE 2828
SEATTLE, WA 98101-3301

Independent Auditors' Report on Internal
Control Structure Required by Rule 17a-5
of the Securities and Exchange Commission

The Board of Directors
PCS Securities, Inc.
Seattle, Washington

In planning and performing our audit of the financial statements of PCS Securities, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

TELEPHONE: (206) 624-2380 FACSIMILE: (206) 382-3558
MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control procedures that we consider to be a material weakness as defined above. This was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of PCS Securities, Inc., for the year ended December 31, 2004, and this report does not affect our report thereon dated February 27, 2005.

> One of the basic elements of a satisfactory system of internal control is an organization which provides appropriate segregation of duties. Because of the limited size of the Company, it is not possible for this to be achieved.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Watson & Associates, P.S.

February 27, 2005